UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 20 January 2026, London UK

GSK enters agreement to acquire RAPT Therapeutics

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     Acquisition includes ozureprubart, a potentially best-in-class anti-IgE antibody, in development for prophylactic protection against food allergens
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     Ozureprubart offers potential to protect against food allergy reactions with less frequent dosing compared to existing standard-of-care therapy
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     Food allergies are increasing with significant unmet need and serious health risks
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     Acquisition adds to Respiratory, Immunology & Inflammation pipeline

GSK plc (LSE/NYSE: GSK) today announced that it has entered a definitive agreement to acquire RAPT Therapeutics ("RAPT") (NASDAQ: RAPT), a California-based, clinical-stage biopharmaceutical company dedicated to developing novel therapies for patients living with inflammatory and immunologic diseases. The acquisition includes ozureprubart, a long-acting anti-immunoglobulin E (IgE) monoclonal antibody, currently in phase IIb clinical development for prophylactic protection against food allergens.

IgE is a clinically validated target and is the only approved systemic therapy shown to protect patients from a harmful allergic and inflammatory immune response. Around 94% of severe food allergies are caused by IgE-mediated reactions.1

Current anti-IgE treatment for food allergy involves injections every 2 to 4 weeks, which can be a significant burden, particularly since most patients are children. Ozureprubart's clinical profile offers the potential for less frequent dosing of every 12 weeks, supporting improved compliance and patient outcomes; as well as providing a new option to approximately 25% of patients currently ineligible for existing therapy. Ozureprubart complements GSK's extensive commercial footprint and prescriber base in allergy.

Data from the phase IIb trial (prestIgE) assessing use of ozureprubart as monotherapy is expected in 2027, with phase III trials to be focused on both at-risk adult and paediatric populations. In the US, over 17 million people are diagnosed with food allergies, with more than 1.3 million people suffering severe reactions.2,3,4 This results in more than 3 million patient visits each year to hospital and emergency care.5

Tony Wood, Chief Scientific Officer, GSK said: "The addition of ozureprubart brings another promising new, potential best-in-class treatment to GSK's pipeline. Food allergies cause severe health impacts to patients with existing treatment requiring injections as frequently as every 2 weeks. Ozureprubart offers the opportunity to bring sustained protection to patients with dosing every 12 weeks, and is consistent with our approach to acquire assets that address validated targets and where there is clear unmet medical need."

Brian Wong, President & Chief Executive Officer, RAPT Therapeutics, said: "We are excited to enter into this agreement with GSK, which offers an attractive path forward for our programs, particularly the opportunity we envision for ozureprubart in food allergy. This transaction has the potential to provide access to the global development and commercialisation capabilities, resources and infrastructure that GSK has to offer and ultimately bring added value to our pipeline, patients and stockholders."

Financial considerations
Under the terms of the agreement, GSK will pay RAPT Therapeutics shareholders $58.00 per share at closing for an estimated aggregate equity value of $2.2 billion. Net of cash acquired, GSK's estimated upfront investment is $1.9 billion.

The transaction gives GSK the global rights to the ozureprubart programme, excluding mainland China, Macau, Taiwan and Hong Kong. GSK will also be responsible for success-based milestone and royalty payments for ozureprubart owed to RAPT's partner, Shanghai Jeyou Pharmaceutical Co., Ltd.

Under the terms of the agreement, GSK's subsidiary is obligated to commence a tender offer to acquire all outstanding shares of RAPT common stock for $58.00 per share in cash within 10 business days of signing. The transaction is subject to customary closing conditions, including the tender of a majority of RAPT's outstanding shares of common stock in the tender offer and expiration or termination of the applicable waiting period under the under the Hart-Scott-Rodino Act in the US. Promptly following the closing of the tender offer, GSK will acquire any shares of RAPT that are not tendered in the tender offer through a second-step merger under Delaware law at the tender offer price. GSK will account for the transaction as a business combination.

The transaction is expected to close in the first quarter of 2026.

Advisors
Evercore is acting as exclusive financial advisor and A&O Shearman is serving as legal counsel to GSK in connection with the transaction. J.P. Morgan Securities LLC is acting as exclusive financial advisor and Cooley LLP is serving as legal counsel to RAPT Therapeutics.

Additional information
This press announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer or a recommendation to sell securities, nor is it a substitute for the tender offer materials that GSK,
GlaxoSmithKline LLC ("GSK LLC") and its wholly-owned subsidiary, Redrose Acquisition Co. will file with the Securities and Exchange Commission (the "SEC"). The tender offer for the outstanding shares of RAPT Therapeutics common stock described in this press announcement has not commenced. At the time the tender offer is commenced, GSK, GSK LLC and Redrose Acquisition Co. will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the SEC, and, thereafter, RAPT Therapeutics will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials (once they become available) will be made available to RAPT Therapeutics stockholders at no expense to them by the information agent for the tender offer, which will be announced. In addition, those materials and all other documents filed by or caused to be filed by RAPT Therapeutics or GSK with the SEC will be available at no charge on the SEC's website at www.sec.gov. In addition to the Schedule 14D-9 Solicitation/Recommendation Statement and Schedule TO Offer Statement (once each becomes available), RAPT Therapeutics and GSK file or furnish, as applicable, annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by RAPT Therapeutics at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-0330 for further information on the public reference room. RAPT Therapeutics and GSK filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC's website at www.sec.gov.

About food allergies
In the US, over 17 million people are diagnosed with food allergies, with more than 1.3 million people suffering severe reactions.2,3,4 Notably, 65% of severe food allergy patients are children and adolescents.1 This results in more than 3 million patient visits each year to hospital and emergency care.5 Disease burden is amplified by the frequency and complexity of allergic reactions, which can escalate to anaphylaxis, emergency care and impact a patient's wellbeing and participation in social activities. Collectively, food allergies cost US families an estimated $33 billion in 2024, underscoring the need for more effective and durable therapies.5

About RAPT Therapeutics
RAPT Therapeutics is a clinical-stage immunology-based biopharmaceutical company focused on discovering, developing and commercializing novel therapies for patients living with inflammatory and immunologic diseases. Utilizing deep and proprietary expertise in immunology, RAPT develops novel molecules that are designed to modulate the critical immune responses underlying these diseases.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

RAPT Therapeutics enquiries
Sylvia Wheeler (swheeler@wheelhouselsa.com)
Aljanae Reynolds (areynolds@wheelhouselsa.com)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for the year ended December 31, 2024. This communication includes forward-looking statements related to RAPT Therapeutics, ozureprubart and the acquisition of RAPT Therapeutics by GSK that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of RAPT Therapeutics and members of its senior management team and can typically be identified by words such as "believe," "expect," "estimate," "predict," "target," "potential," "likely," "continue," "ongoing," "could," "should," "intend," "may," "might," "plan," "seek," "anticipate," "project" and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the business combination, similar transactions, prospective performance, future plans, events, expectations, performance, objectives and opportunities and the outlook for RAPT Therapeutics' business; the commercial success of RAPT Therapeutics' products; the anticipated timing of clinical data and regulatory filings or approvals relating to products; the possibility of favourable or unfavourable results from clinical trials; the anticipated benefits of the acquisition; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the parties' ability to complete the transaction; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that RAPT Therapeutics stockholders may not tender into the offer a majority of the shares of common stock outstanding at the time of the expiration of the offer or that required regulatory approvals may not be obtained or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the failure to realize anticipated benefits of the proposed acquisition when expected or at all; potential adverse reactions or changes to business relationships resulting from the proposed acquisition, including the effect of the announcement, pendency or consummation of the acquisition on the ability of RAPT Therapeutics to retain and hire key personnel or maintain key vendor, supplier or partner relationships; risks that the proposed acquisition disrupts the current plans and operations of RAPT Therapeutics; transaction costs; risks associated with potential litigation or regulatory actions related to the transaction; and other risks and uncertainties described from time to time in documents filed with the SEC by RAPT Therapeutics, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by RAPT Therapeutics, or in GSK's Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC by GSK, as well as the Schedule TO to be filed by GSK. All forward- looking statements are based on information currently available to GSK and RAPT Therapeutics, and neither GSK nor RAPT Therapeutics assumes any obligation to update any forward-looking statements.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1 GSK Epi assessment based on MarketScan and Optum claims database
2 Warren CM, Aktas ON, Manalo LJ, Bartell TR, Gupta RS. The epidemiology of multifood allergy in the United States: a population-based study. Ann Allergy Asthma Immunol. 2023;130(5):637-648.e5.
3 US Census Bureau. Age and Sex, American Community Survey, ACS 1-Year Estimates Subject Tables, Table S0101, 2022. Accessed 9 January, 2026. https://data.census.gov/table/ACSST1Y2022.S0101.
4 MarketScan's overall prevalence, and Optum's age-stratified (<18; 18+) and overall prevalence. Severe FA defined as patients with ER/inpatient visit or under specialist care.
5 FARE Food Allergy Facts and Statistics for the US (April 2024).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: January 20, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc